Exhibit 99.64

70 Dalhousie Street	Telephone : 418 529 6531
Suite 300	Fax ; 418 523 5391
Quebec City (Quebec) G1K 4B2
CANADA

www.steinmonast.ca

VIA SEDAR

Quebec City, January 15, 2021

TO :	Autorité des marchés financiers (as principal regulator) Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Alberta Securities Commission
British Columbia Securities Commission

Re:	Nouveau Monde Graphite Inc. (the “Issuer”)

Dear Sirs/Mesdames:

We refer to the Prospectus Supplement No. 1 dated January 15, 2020 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus of the Issuer dated January 10, 2019 relating to the distribution of 10,345,000 common shares of the Corporation (the “Common Shares”) for aggregate gross proceeds of $15,000,250, at a price of $1.45 per Common Share.

We hereby consent to the use of our firm’s name on the third page of the Prospectus Supplement, and under the heading “Legal Matters”. We also consent to the use of our firm’s name and reference to our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with the preparation of such opinions.

Yours very truly,

(s) Stein Monast L.L.P.

Stein Monast L.L.P.

MEMBER OF RISK MANAGEMENT COUNSEL OF CANADA (RMC/AGR)